

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2024

Sanjeev Redkar
President
Apollomics Inc.
989 E. Hillsdale Blvd., Suite 220
Foster City, CA 94404

>   **Re: Apollomics Inc.**
>   **Registration Statement on Form F-3**
>   **Filed April 1, 2024**
>   **File No. 333-278431**

Dear Sanjeev Redkar:

We have conducted a limited review of your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-3

General

1. We note your cover page states you conduct operations through your wholly owned subsidiary in mainland China. To the extent you do not conduct the majority of your operations in China, please provide us your analysis supporting this. To the extent you conduct the majority of your operations in China, please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance's Sample Letter to China-Based Companies issued by the Staff in December 2021 and the Sample Letter to Companies Regarding China-Specific Disclosures issued by the Staff in July 2023. In this regard, we note your Amendment Number 4 to the Registration Statement on Form F-4 filed February 21, 2023 appears to address many of the issues identified in the December 2021 letter.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Crawford at 202-551-7767 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Daniel Nussen, Esq.